UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of December, 2019

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Brigadeiro Luis Antonio Avenue, 1343, 9º Floor

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F         X                              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                                         No         X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                                         No         X

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1.	Minutes of the Meeting of the Board of Directors
2.	Market Announcement

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Traded Company

CNPJ nr 33.256.439/0001-39	NIRE 35.300.109.724

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS

Date, Time and Location:

December 4, 2019, at 10:00 a.m., at the Company’s headquarters, located at Av. Brigadeiro Luís Antônio, nr 1343, 9th floor, in the City and State of São Paulo.

Attendance:

(i) Members of the Board of Directors undersigned; (ii) Chief Executive Officer, Mr. Frederico Pinheiro Fleury Curado; (iii) Chief Financial and Investor Relations Officer, Mr. André Pires de Oliveira Dias; and (iv) other executive officers of the Company, Mrs. Décio de Sampaio Amaral, João Benjamin Parolin, Marcelo Pereira Malta de Araújo, Rodrigo de Almeida Pizzinatto, Ricardo Isaac Catran, Tabajara Bertelli Costa.

Agenda and Decisions:

1.	The Directors discussed and approved the Company’s Strategic Plan of 2020-2034 and the Budget for 2020.

2.	The members of the Board of Directors approved the Corporate Financial Risk Management Policy and the Corporate Executive Compensation Policy.

3.	The Board members verified, pursuant to the Company’s Securities Trading Policy, the adherence of the trading made by the participant to the Company’s Individual Investment Program.

Observation: The resolutions were approved, with no amendments or qualifications, by all Board Members.

As there were no further matters to be discussed, the meeting was concluded, and the minutes of this meeting were written, read and approved by all the undersigned members present.

Pedro Wongtschowski – Chairman

Lucio de Castro Andrade Filho – Vice-chairman

Alexandre Gonçalves Silva

Ana Paula Janes Vescovi

Flávia Buarque de Almeida

Joaquim Pedro de Mello

Jorge Marques de Toledo Camargo

José Galló

José Maurício Pereira Coelho

Nildemar Secches

ULTRAPAR PARTICIPAÇÕES S.A.

MARKET ANNOUCEMENT

São Paulo, December 4, 2019 – Ultrapar Participações S.A. (B3: UGPA3 / NYSE: UGP, “Ultrapar” or “Company”) announces its investment plan for 2020, approved on this date by the Board of Directors.

Ultrapar’s investment plan for 2020 amounts to R$ 1,771 million and reinforces the Company’s commitment to the sustainable growth of its business and selectivity in capital allocation.

Organic investment plan¹

Million BRL	2020
	Expansion	Maintenance and Others	Total
Ipiranga²	528	345	873
Oxiteno	19	209	228
Ultragaz	179	135	314
Ultracargo	103	135	238
Extrafarma	15	39	53
Others³	–	65	65
Total	843	927	1,771

[1]	Net of disposals, excluding acquisitions
²	Includes financing to clients, net of repayments
³	Includes corporate and technology investments

At Ipiranga, 60% of the amount approved will be invested in the expansion of (i) the service stations network, (ii) the logistics infrastructure, with the construction of two logistics facilities, in addition to the concessions won this year in Belém (PA), Cabedelo (PB) and Vitória (ES), and (iii) company-operated stores and new franchises at am/pm and Jet Oil. The remaining 40% will be deployed to maintenance and modernization of its activities, mainly in the renewal of contracts with clients, logistics infrastructure and technology to support its operations.

The approved investment for Oxiteno will be directed substantially to maintenance and safety of its industrial units, R&D and improvement of its information technology systems.

At Ultragaz, the amount approved will be invested to attract new clients in the bottled and bulk segments, for replacement and purchase of LPG bottles to support the volume growth, expansion and maintenance of the filling plants and information technology.

Ultracargo will invest mainly in the construction of a terminal in Vila do Conde (PA), expansion of Itaqui (MA) and Suape (PE) terminals, as well as in continuous improvement on safety, infrastructure and maintenance of terminals.

Extrafarma plans to invest mainly in a technology platform, in the network expansion and logistics infrastructure, specifically through a new distribution center in the Northeast region, and in store maintenance and renovation.

André Pires de Oliveira Dias

Chief Financial and Investor Relations Officer

Ultrapar Participações S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 4, 2019

ULTRAPAR HOLDINGS INC.

By:	/s/ Andre Pires de Oliveira Dias
Name: Andre Pires de Oliveira Dias Title: Chief Financial and Investor Relations Officer

(Minutes of the Meeting of the Board of Directors and Market Announcement)